National Energy Group, Inc.
                          4925 Greenville Avenue
                                Suite 1400
                           Dallas, Texas  75206




                             December 5, 1997

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Judiciary Place
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:   National Energy Group, Inc.
           Registration Statement on Form S-3

Ladies and Gentlemen:

      In accordance with Rule 477 under the Securities Act of 1933, as amended, National Energy Group, Inc. (the "Company") hereby requests that the Company's Registration Statement on Form S-3 be withdrawn, as discussed by telephone between Sean Klein of the Staff and Diane Muse of Akin, Gump, Strauss, Hauer and Feld, L.L.P., counsel to the Company on December 4, 1997. The Registration Statement was filed with the Securities and Exchange Commission on November 24, 1997 for the purpose of registering the sale of 2,300,000 depositary shares representing interests in the Company's Series F Convertible Preferred Stock. The Board of Directors of the Company has elected not to proceed with the offering related to the above-referenced Registration Statement after deliberations and discussions with certain of its major shareholders and a determination that it would not be in the Company's best interest to proceed.

     The Company requests that the Commission grant at the Staff's earliest convenience an order approving this application. Please feel free to contact Diane Muse of Akin, Gump, Strauss, Hauer & Feld, L.L.P. at (214) 969-4694 or the undersigned at (214) 692-9211 should you have any questions regarding this request.

                                Sincerely,

                                /s/Philip D. Devlin

                                 Philip D. Devlin
                                 Vice President and General Counsel




cc: Diane B. Muse